Exhibit 21

Subsidiaries of the Registrant

Name of Company	Jurisdiction

China Tailong Holdings Co., Ltd	Hong Kong

CAI Investments, Inc.	California

Anhui Agritech Development Co., Ltd	PRC

Pacific Dragon Fertilizer Co., Ltd.	PRC

Agritech Fertilizer Limited	PRC

Xinjiang Agritech Agricultural Development Co., Ltd.	PRC